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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2012 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-33460
CUSIP NUMBER 372910-30-7

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GEOKINETICS INC.
Full Name of Registrant

N/A
Former Name if Applicable

1500 CityWest Blvd., Suite 800
Address of Principal Executive Office (Street and Number)

Houston, Texas 77042
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Geokinetics, Inc. (the “Company”) has determined that, historically, it did not adequately monitor the time in country for its third country nationals performing work in certain countries in which it operated and thus may have under reported the taxes due for these employees.  Management expended considerable time and effort to complete an assessment of the potential liability related to these employee related taxes.  However, management was unable to complete its assessment of the potential liability to enable the Company to complete all of the disclosure required in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”), including its audited financial statements, and have the Form 10-K filed on the due date without unreasonable effort or expense.

The Company expects that it will be able to complete the work necessary to file the Form 10-K within the fifteen-day extension provided by 12b-25.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Gary L. Pittman	(713)	850-7600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attached as Exhibit 1 to this Form 12b-25 is a draft Consolidated Statement of Operations that the Company expects to include in the Form 10-K.  The information set forth below and on Exhibit 1 is unaudited and remains subject to the change in connection with the completion of the audit, as described in Part III.

The Company expects to report the following financial information in the Form 10-K:

Operating Revenues. Consolidated revenues for the year ended December 31, 2011 totaled $763.7 million compared to $558.1 million for the same period in 2010, an increase of 37%.  The increase was attributable to increased activity due to improved market fundamentals in North America, increased contribution from the multi-client data acquisition business in the United States, higher asset utilization in certain international regions and the addition of PGS Onshore assets.

Operating Expenses.  Consolidated direct operating costs totaled $603.3 million for the year ended December 31, 2011, compared to $455.9 million for the same period in 2010, an increase of 32%.  The increase was primarily a reflection of increased activity across all areas.

Asset Impairments.  During the year ended December 31, 2011, we recorded an impairment charge related to our multi-client seismic data library of $2.4 million and goodwill impairment charges totaling $132.4 million.

Change in Fair Value of Derivative Liabilities.  The gain in the fair value of our derivative liabilities for the year ended December 31, 2011 totaled $33.3 million, compared to a loss of $6.4 million for the same period in 2010.  The fair values of our derivative liabilities are subject to material changes primarily associated with fluctuations in the market value of our common stock which declined from $9.29 per share at December 31, 2010 to $2.15 per share at December 31, 2011.  When the value of our stock increases, so does the value of the derivative liabilities.

Geokinetics Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

GEOKINETICS INC.

Date	March 16, 2012	By	/s/ Gary L. Pittman
Gary L. Pittman,
Executive Vice President and
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).